SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   __X__          Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes ____                   No  __X__

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

This Form 6-K consists of:

The announcement of the 2006 Interim Results of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 25, 2006.

                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 386)

              Announcement of the 2006 Interim Results

-------------------------------------------------------------------------------

Section 1   Important Notice

     1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and the Directors warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

          This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). The investors should read the interim report for more details.

     1.2 No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report.

     1.3 Messrs. Yao Zhongmin and Fan Yifei, Directors of Sinopec Corp., could not attend the third meeting of the third session of the Board for reasons of official duties. Mr. Yao Zhongmin, Director of Sinopec Corp., authorised Mr. Chen Tonghai, Chairman of Sinopec Corp., Mr. Fan Yifei, Director of Sinopec Corp., authorised Mr. Wang Tianpu, Director of Sinopec Corp., to vote on their behalf in respect of the resolutions put forward in the meeting of the Board.

     1.4 The financial statements for the six-month period ended 30 June 2006 of Sinopec Corp. and its subsidiaries ("the Company") prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS") have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

     1.5 Mr. Chen Tonghai (Chairman of the Board), Mr. Wang Tianpu (President), Mr. Dai Houliang (Director, Senior Vice President and Chief Financial Officer) and Mr. Liu Yun (Head of the Accounting Department) warrant the authenticity and completeness of the financial statements contained in this announcement.

*2   Basic Information of Sinopec Corp.

     2.1  Basic Information of Sinopec Corp.

                                  SINOPEC          SINOPEC                SINOPEC
          Stock name              CORP             CORP                   CORP

          Stock code              0386             SNP                    SNP                   600028

          Place of listing        Hong Kong        New York Stock         London Stock          Shanghai Stock
                                  Stock            Exchange               Exchange              Exchange
                                  Exchange

                                           Authorized                     Secretary to the      Representative
                                         Representatives                  Board of              on Securities
                                                                          Directors             Matters

          Name                    Mr. Wang         Mr. Chen Ge            Mr. Chen Ge           Mr. Huang
                                  Tianpu                                                        Wensheng

          Address                        6A Huixindong Street, Chaoyang District, Beijing, PRC

          Tel                     64990060         64990060               64990060              64990060

          Fax                     64990022         64990022               64990022              64990022

          E-mail                                   ir@sinopec.com/media@sinopec.com

     2.2  Principal accounting data and financial indicators

     2.2.1 Principal accounting data and financial indicators for the first half of 2006 prepared in accordance with the PRC Accounting Rules and Regulations

     2.2.1.1      Principal accounting data and financial indicators


                                                           At 30 June      At 31 December     Changes from the
                                                                 2006                2005     end of last year
          Items                                          RMB millions        RMB millions                  (%)

          Current assets                                      161,351             141,896                13.71
          Current liabilities                                 211,744             167,792                26.19
          Total assets                                        568,888             520,572                 9.28
          Shareholders' funds
            (excluding minority interests)                    228,510             215,623                 5.98
          Net assets per share
            (RMB/share) (Fully diluted)                         2.636               2.487                 5.98
          Adjusted net assets
            per share (RMB/share)                               2.570               2.426                 5.94
                                                         ==============       =============      ===============


                                                                                             Changes over the
                                                        Six-month periods ended 30 June         same period of
                                                                 2006                2005   the preceding year
          Items                                          RMB millions        RMB millions                  (%)

          Net profit                                           20,679              18,044                14.60
          Net profit before extraordinary
            gains and losses                                   20,776              18,087                14.87
          Return on net assets (%)                               9.05                9.13               (0.08)
            (Fully diluted)                                                                   percentage point
          Return on net assets (%)                               9.20                9.29               (0.09)
            (Weighted average)                                                                percentage point
          Earnings per share (RMB/share)
            (Fully diluted)                                     0.239               0.208                14.60
          Earnings per share (RMB/share)
            (Weighted average)                                  0.239               0.208                14.60
          Net cash flow from operating activities              25,166              25,044                 0.49
                                                         ==============       =============      ===============


     2.2.1.2      Items and amounts under extraordinary gains and losses

      __X__    applicable      _____   inapplicable

                                                                                              Six-month period
                                                                                            ended 30 June 2006

                                                                                              (Income)/Expense
          Items                                                                                   RMB millions

          Gain on disposal of long-term equity investments                                                 (24)
          Written back of provisions for impairment losses in
            previous years                                                                                (339)
          Non-operating expenses:
          (excluding impairment losses on assets provided in
            accordance with the Accounting Regulations for
            Business Enterprises)                                                                          640
          Of which:    Loss on disposal of fixed assets                                                     43
                       Employee reduction expenses                                                          48
                       Donations                                                                            40
          Non-operating income                                                                            (132)
          Tax effect                                                                                       (48)
                                                                                                 ---------------


          Total                                                                                             97
                                                                                                 ===============


     2.2.2 Principal accounting data and financial indicators of the Company for the first half of 2006 from the financial statements prepared in accordance with IFRS


                                                                                                  Changes over
                                                                                               the same period
                                                        Six-month periods ended 30 June       of the preceding
                                                                 2006                2005             year (%)
          Items                                          RMB millions        RMB millions

          Operating profit                                     34,238              33,682                 1.65
          Profit attributable to equity shareholders of
            the Company                                        21,406              19,653                 8.92
          Return on capital employed (%) note                    5.46                6.17               (0.71)
                                                                                              percentage point
          Basic earnings per share (RMB/share)                  0.247               0.227                 8.92
          Net cash flow from operating activities              21,478              21,082                 1.88
                                                         ==============       =============      ===============


          Note: Return on capital employed = operating profit x (1 - income tax rate)/capital employed

                                                           At 30 June      At 31 December     Changes from the
                                                                 2006                2005     end of last year
          Items                                          RMB millions        RMB millions                  (%)

          Current assets                                      165,170             145,291                13.68
          Current liabilities                                 215,165             170,649                26.09
          Total assets                                        586,915             537,321                 9.23
          Total equity attributable to equity
            shareholders of the Company                       237,159             223,556                 6.08
          Net assets per share (RMB/share)                      2.735               2.578                 6.08
          Adjusted net assets per share (RMB/share)             2.670               2.518                 6.04
                                                         ==============       =============      ===============


     2.2.3 Differences between financial statements prepared under the PRC Accounting Rules and Regulations and IFRS

          __X__  applicable      _____ inapplicable

     2.2.3.1 Analysis of the effects of major differences between the net profit under PRC Accounting Rules and Regulations and the profit for the period under IFRS:



                                                                             Six-month periods ended 30 June
                                                                                     2006                 2005
         Items                                                              RMB millions         RMB millions

          Net profit under the PRC
            Accounting Rules and Regulations                                       20,679               18,044
          Adjustments:
            Equity investment differences                                             394                1,169
            Capitalisation of general borrowing costs,
              net of depreciation effect                                              294                  216
            Depreciation of oil and gas properties                                    290                  417
            Acquisition of Sinopec National Star                                       58                   58
            Reduced amortisation on revaluation of land use rights                     13                    9
            Unrecognised losses of subsidiaries                                        11                  113
            Reduced depreciation on government grants                                   6                    1
            Pre-operating expenditures                                                (16)                 442
            Disposal of oil and gas properties, net of depreciation effect           (177)                (209)
            Effects of the above adjustments on taxation                             (146)                (607)
            Minority interests                                                        158                2,116
                                                                              -------------      ---------------


          Profit for the period under IFRS                                         21,564               21,769
                                                                              =============      ===============


     2.2.3.2 Analysis of the effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and the total equity under IFRS:

                                                                               At 30 June      At 31 December
                                                                                     2006                 2005
          Items                                                              RMB millions         RMB millions

          Shareholders' funds under the PRC
            Accounting Rules and Regulations                                      228,510              215,623
          Adjustments:
            Equity investment differences                                             594                  200
            Capitalisation of general borrowing costs                               2,406                2,112
            Depreciation of oil and gas properties                                 12,523               12,233
            Acquisition of Sinopec National Star                                   (2,520)              (2,578)
            Revaluation of land use rights                                           (940)                (953)
            Government grants                                                        (582)                (588)
            Pre-operating expenditures                                                (38)                 (22)
            Disposal of oil and gas properties                                      2,883                3,060
            Effects of the above adjustments on taxation                           (5,677)              (5,531)
            Minority interests                                                     20,027               29,440
                                                                              -------------      ---------------


          Total equity under IFRS                                                 257,186              252,996
                                                                              =============      ===============


Section 3 Changes in share capital and shareholdings of the principal shareholders

     3.1  Statement of changes in share capital

          ? applicable      iiinapplicable

     3.2  Top ten shareholders and holders of tradable shares

          As at 30 June 2006, there were a total of 227,849 shareholders of Sinopec Corp., of which 219,385 were holders of domestic A Shares and 8,464 were holders of overseas H Shares.

          Top ten shareholders as at 30 June 2006                                            Unit: 1,000 shares




                                                          Number of
                                                        shares held
                                                      at the end of
                                                        the reporting    Percentage    Nature of   Non-tradable Pledges, lock-ups
          Name of shareholders                               period    of shares held  shareholders shares held    or trusts

          China Petrochemical Corporation                 61,757,325       71.23%      State-owned   61,757,325     Nil
          HKSCC (Nominees) Limited                        16,684,625       19.24%      Foreign              Nil Unknown
          China Cinda Asset Management Corp. note          2,848,886        3.29%      State-owned    2,848,886     Nil
          China Orient Asset Management Corp. note         1,296,410        1.50%      State-owned    1,296,410     Nil
          China Development Bank note                        632,570        0.73%      State-owned      632,570     Nil
          GuoTai JunAn Corp.                                 590,821        0.68%      State-owned      586,760 255,150
                                                                                                             (pledged)/
                                                                                                                 38,230
                                                                                                            (locked up)
          China Life Corp.,-Participating-
          Individual Participating-005L-FH002 Shanghai        98,021        0.11%      State-owned          Nil     Nil
          China Life (Group) - Conventional
          -Ordinary Insurance Product                         57,340        0.07%      State-owned          Nil     Nil
          Guangfa Stratrgic Selected Mixed Securities Fund    52,891        0.06%      State-owned          Nil     Nil
          International Finance-Standard Chartered -
          CITIGROUP GLOBAL MARKETS LIMITED                    39,284        0.05%      Foreign              Nil     Nil
          Explanation for the relationships among the
            above shareholders or any actions in concert:

                                                  Among the top ten shareholders, except that China
                                                  Life Corp.,-Participating-Individual
                                                  Participating-005L- FH002 Shanghai and China Life
                                                  (Group) - Conventional -Ordinary Insurance Product
                                                  are both subordinates to China Life Insurance
                                                  (Group) Company, Sinopec Corp. is not aware of any
                                                  connection or actions in concert among the above
                                                  shareholders.


          Note:   According  to  the  Equity  Transfer  Agreements  between  China  Petrochemical   Corporation
                  ("Sinopec Group Company") and each of China Cinda Asset  Management  Corp, China Orient Asset
                  Management  Corp.  and China  Development  Bank  respectively,  China Cinda Asset  Management
                  Corp.,  China Orient Asset  Management  Corp. and China  Development Bank shall each transfer their  entire  shareholdings  of  Sinopec  Corp.  to  Sinopec  Group  Company.  For  detailed information, please refer to Significant Events in this report.


          Top ten shareholders with tradable shares as at 30 June 2006                       Unit: 1,000 shares

                                                                       Number of tradable
                                                                              shares held
                                                                            at end of the            Nature of
          Name of shareholders                                           reporting period               shares

          HKSCC (Nominees) Limited                                             16,684,625              H share
          China Life Corp.,-Participating-Individual Participating
            -005L-FH002 Shanghai                                                   98,021              A share
          China Life (Group) - Conventional-Ordinary Insurance Product             57,340              A share
          Guangfa Stratrgic Selected Mixed Securities Fund                         52,891              A share
          International Finance-Standard Chartered
            - CITIGROUP GLOBAL MARKETS LIMITED                                     39,284              A share
          CIFM China Balanced Fund                                                 37,138              A share
          Jinghong Securities Investment Fund                                      36,607              A share
          BOCI Sustained Growth Equity Securities Investment Fund                  32,203              A share
          Tongsheng Securities Investment Fund                                     31,532              A share
          Yinfeng Securities Investment Fund                                       31,388              A share
          Explanation for the relationships or
            any actions in concert:


               Among the top ten shareholders, except that China Life among the above shareholders Corp.,
               -Participating-Individual Participating-005L-FH002 Shanghai and China Life (Group) -
               Conventional-Ordinary Insurance Product are both subordinates to China Life Insurance (Group)
               Company, Sinopec Corp. is not aware of any connection or actions in concert among the above shareholders.


Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2006

                                                                                                   Approximate
                                                                          Number of share        percentage of
                                                                       interests held or Sinopec Corp's
                                                                             regarded as interests
          Name of shareholders               Nature                          held (share)        (H share) (%)

          J.P. Morgan Chase & Co.            Beneficial owner                 137,949,210              0.82(L)
                                             Investment manager               805,357,086              4.80(L)
                                             Custodian corporation            771,990,035           4.60(L)(P)
          Credit Suisse Group                Corporate                        997,124,580              5.94(L)
                                                                              754,104,300              4.49(S)
                                                                               48,538,200              0.29(P)
          Alliance Bernstein L.P.            Corporate                        986,511,840              5.88(L)
          UBS AG                             Beneficial owner                 478,366,173              2.85(L)
                                                                              109,468,745              0.65(S)
                                             Warrant equity                    38,308,000              0.23(L)
                                                                                5,597,900              0.03(S)
                                             Corporate                        335,375,700              2.00(L)
                                                                               10,000,000              0.06(S)
          Templetonne Asset                  Investment manager               848,691,395              5.06(L)
            Management L.P.

          Note: (L): Long position, (S): Short position, (P): Lending pool

     3.3 Changes in the controlling shareholders and the effective controllers in the reporting period

         _____ applicable     __X__  inapplicable

*4. Information about the directors, supervisors and senior management

     4.1 The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management

          The Annual General Meeting of Sinopec Corp. for the year 2005 was held on 24 May 2006. Messrs Chen Tonghai, Zhou Yuan, Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang, Fan Yifei, Yao Zhongming, Liu Zhongli, Shi Wanpeng, and Li Deshui were elected as Directors of the Third Session of the Board of Sinopec Corp. Messrs Wang Zuoran, Zhang Youcai, Kang Xianzhang, Zou Huiping, Li Yonggui were elected as Supervisors of the Third Session of the Supervisory Committee of Sinopec Corp. (Messrs Su Wensheng, Zhang Jitian, Cui Guoqi, and Li Zhonghua were elected by the employees as the employees' representative Supervisors of the Third Session of the Supervisory Committee of Sinopec Corp.)

          The First Meeting of the Third Session of Board of Directors of Sinopec Corp was held on 24 May 2006. Mr. Chen Tonghai was elected as Chairman of the Board of Directors and Mr. Zhou Yuan was elected as Vice-Chairman. Mr. Wang Tianpu was appointed as President, Messrs Zhang Jianhua, Wang Zhigang, Cai Xiyou and Dai Houliang were appointed as Senior Vice Presidents. Mr. Dai Houliang was appointed as CFO (amongst other positions held), Messrs Zhang Kehua and Zhang Haichao were appointed as Vice Presidents. Mr. Chen Ge was appointed as Secretary to the Board of Directors.

          The First Meeting of the Third Session of Supervisory Committee of Sinopec Corp. was held on 24 May 2006. Mr. Wang Zuoran was elected as Chairman of the Third Session of Supervisory Committee and Mr. Zhang Youcai was appointed as Vice Chairman of the Third Session of Supervisory Committee.

     4.2 Information about the changes in the shares held by the directors, supervisors and senior management

          _____ applicable      __X__ inapplicable

          As of 30 June 2006, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

          During the reporting period, none of the directors, supervisors or senior management or any of their respective associates had any interests and short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of The Stock Exchange of Hong Kong Limited (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

Section 5.  Business Review and Prospects and Management's Discussion and
Analysis

     5.1  Business Review

          In the first half of 2006, the Chinese economy continued to grow at a rapid rate, with a GDP growth rate of 10.9%, and demand for petroleum and petrochemical products kept increasing. According to the Company's statistics, apparent domestic consumption of refined oil products (i.e. gasoline, diesel and kerosene) and consumption of ethylene equivalent increased by 7.1% and 6.3% respectively over that of the same period last year.

          During the reporting period, international oil prices kept increasing, and the price of chemical products maintained at high level. Due to the tight control on domestic prices of refined oil products, the price gap between domestic and overseas markets remain wide, despite two upward adjustments on the domestic price. The Company responded flexibly to the changing markets by fully leveraging advantage of integrated business structure, extensively expanding oil & gas resources, accelerating structural adjustments, strengthening the linkage between production and sales, optimising resource allocation and consolidating its dominant position in market. As a result, both the production volume and financial returns maintained stable growth.

     5.1.1        Production and Operation

          (1)  Exploration and Production Segment

               In the first half of 2006, the international crude oil prices kept increasing. The average Brent crude price was USD 66.56 per barrel, representing an increase of 29.49% over that of the first half of 2005. The average crude price realised by the Company during the first half of 2006 was RMB 3,309.71 per tonne, representing an increase of 42.88% over that of the same period last year.

               In the first half of 2006, the Company strengthened its innovation in oil & gas exploration theory and technology, in particular, in the marine facies sedimentation theory and technology, and accelerated exploration. It resulted in a series of important discoveries, represented by the discovery of Puguang Gas Field.

               [GRAPHIC OMITTED]

                      Trend of International Crude Prices

               In oilfield development and production, by seizing the opportunities of increasing crude oil price, the Company optimised and accelerated construction of new production capacity. A series of major capacity building projects were put into operation. Efforts are also made to stabilise production in mature oil fields by restoring marginal wells and conducting specialised water treatments. As a result, the overall production in mature oilfield improved. In respect of natural gas development, more efforts were made in Daniudi Gas Field in Erdos basin in North China. The preparations for development of Puguang Gas Field in northeast Sichuan Province were accelerated.

               In the first half of 2006, the Company achieved a new record in both oil and gas production, with 140.89 million barrels of crude oil and 126.2 billion cubic feet of natural gas produced, representing a year on year increase of 3.07% and 20.42% respectively.

               Summary of Operations of Exploration and Production Segment

                                                    Six-month periods
                                                      ended June 30                 Changes
                                                  2006                2005              (%)

Crude oil production (mmbbls) note (1)           140.89              136.69             3.07
Natural gas production (bcf)                      126.2               104.8            20.42
Newly added proved reserve of
  crude oil (mmbbls)                             143.89               85.69            67.92
Newly added proved reserve of
  natural gas note 2 (bcf)                        175.5               518.1           (66.13)

                                            At June 30      At December 31         Changes
                                                  2006                2005                (%)

Proved reserve of crude oil at
  the end of the reporting
  period (mmbbls)                                 3,297               3,294             0.09
Proved reserve of natural gas at
  the end of the reporting
  period note (2) (bcf)                         3,001.0             2,951.7             1.67

Note 1:  Crude oil production is converted at 1 tonne = 7.1
         barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet.

Note 2: Natural gas reserve of Puguang Gas Field is not included.

          (2)  Refining Segment

               In the first half of 2006, the Company continued to run the refining facilities at full-load and increased refined oil production along with improvement on the overall quality of refined oil products to meet market demands. By fully leveraging on the Ningbo-Shanghai-Nanjing crude oil pipeline and the newly operated Yizheng-Changling crude oil pipeline and optimising resource allocation, the Company achieved cost savings in both crude oil transportation and storage. The Company increased the refining throughput of sour and heavy crude oil in order to reduce purchase cost of crude oil. In addition, the Company strived to increase the production volume of high value-added products through optimised production plan and product mix which resulted in further improvement in both light products yield and overall refining yield.

               Summary of Operations of Refining Segment

                                                Six-month periods
                                                  ended June 30                         Changes
                                                  2006                2005                  (%)

Crude oil throughput (million tonnes)            71.68               68.08                 5.29
of which:    sour crude oil throughput
               (million tonnes)                  17.60               16.87                 4.33
Gasoline, diesel and kerosene output
  (million tonnes)                               42.73               41.02                 4.17
of which:    Gasoline (million tonnes)           11.23               11.32                (0.80)
             Diesel (million tonnes)             28.32               26.31                 7.64
             Kerosene including jet fuel
               (million tonnes)                   3.18                3.39                (6.19)
Light chemical feedstock (million tonnes)        11.47               10.16                12.89
Light products yield (%)                         74.81               74.24                 0.57
                                                                               percentage point
Overall refining yield (%)                       93.73               93.11                 0.62
                                                                               percentage point

Note: Crude oil throughput is converted at 1 tonne = 7.35 barrels.

          (3)  Marketing and Distribution

               In the first half of year 2006, the Company proactively took measures to maintain its position in the market by organising and mobilising resources, making structural adjustments, fully leveraging transportation and storage facilities such as the southwest refined oil pipeline. As a result of improved service-oriented awareness and service quality, both proportion of sales to end customers and annual throughput per station further improved. As a result, the Company's position in the refined oil market continually strengthened. The Company was also active in developing non-fuel businesses, including establishment of a strategic partnership with McDonald's. The customer base for IC fueling cards continued to grow, with an aggregate of over 11 million petrol IC cards issued.

               Summary of Operations of Marketing and Distribution Segment

                                                         Six-month periods
                                                           ended June 30                Changes
                                                       2006              2005               (%)
Total domestic sales volume of refined oil
  products (million tonnes)                           54.32             50.77              6.99
  of which:  retail volume (million tonnes)           35.33             29.56             19.52
             direct sales volume (million tonnes)      9.69             10.39             (6.74)
             wholesale volume (million tonnes)         9.30             10.82            (14.05)
Total No. of service stations                        29,198            30,352             (3.80)
  of which:  No. of self-operated service stations   27,628            26,870              2.82
             No. of franchised service stations       1,570             3,482            (54.91)
Average annual throughput per station (tonne)         2,558             2,200             16.27

          (4)  Chemicals

               In the first half of 2006, the Company fully leveraged the newly built production capacity and strengthened operation management on facilities to ensure safe, stable, sustained, full-load and optimal operation of major facilities. The production of ethylene and other major chemical products, such as synthetic resins, etc., significantly increased. The Company continued to reinforce product mix improvement, with more high value-added products.

               In the first half of 2006, the intensive operations of the Chemical Sales Company and its improved adaptabily to market conditions resulted in a steady growth in the Company's proportion of direct sales, which laid a solid foundation for maximisation of the overall returns of the Chemicals Segment.


               Summary of Production of Major Production of Chemical Operation            Unit: thousand tonnes
                                                        Six-month periods
                                                           ended June 30                Changes
                                                       2006              2005               (%)

Ethylene Note                                         3,031             2,434             24.53
Synthetic Resin                                       4,184             3,528             18.59
Synthetic fiber monomers and polymers                 3,577             3,152             13.48
Synthetic fiber                                         770               756              1.85
Synthetic rubber                                        318               308              3.25
Urea                                                    906               998             (9.22)

               Note: 100%  production of two ethylene joint  ventures,  namely
                     BASF-YPC and Shanghai Secco were included.

     5.1.2        Cost reduction

          In the first half of 2006, the Company took various measures to reduce costs, such as optimising resource allocation and fully leveraging the modern logistics system to reduce transportation costs, further increasing the throughtput of sour and heavy crude oil to reduce procurement costs, optimising the operation of facilities to reduce material and energy consumption, improving utilisation of oil and water wells and intensifying treatment of heavy viscous oils. In the first half of 2006, the Company effectively saved RMB 1.382 billion in cost. Of the total cost saved, the Exploration and Production Segment, the Refining Segment, the Marketing and Distribution Segment and the Chemicals Segment achieved cost saving of RMB 396 million, RMB 348 million, RMB 287 million and RMB 351 million respectively.

     5.1.3        Capital Expenditure

          In the first half of 2006, the Company's total capital expenditure was RMB 30.452 billion. Among which, the capital expenditure for Exploration and Production segment was RMB 11.676 billion. With the investment, the Company achieved a number of important exploration results through strengthening progressive exploration and preliminary exploration in new blocks. The newly built production capacity of crude oil and natural gas was 2.95 million tonnes per year and 758 million cubic metres per year respectively. The capital expenditure for Refining Segment was RMB 5.121 billion. With the investment, the construction of Yizheng-Changling crude oil pipeline was completed; the refinery projects including Guangzhou, Yanshan and Qingdao Projects made smooth progress. The capital expenditure in Chemicals Segment was RMB 5.93 billion. With the Investment, Sinopec Yangzi PX and PTA expansion and revamping project was completed and has commenced production; the second round of Maoming Ethylene revamping project, Fujian Integrated Project and Tianjin ethylene project as well as the fertiliser coal gasification projects were proceeding as planned. The capital expenditure in Marketing and Distribution Segment was RMB 6.685 billion. With the investment, the construction and acquisition of service stations in key areas started to turn in an initial pay-off; with the newly added 353 service stations, the marketing network was further improved. The capital expenditure for Corporate and Others amounted to RMB 1.04 billion.

          In addition, the total capital expenditure for joint ventures amounted to RMB 179 million.

     5.2 Principal Operations categorised by business segments and the status of the connected transactions

          The following table sets out the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment, extracted from the Company's financial statements prepared under the PRC Accounting Rules and Regulations:


                                                                                  Increase/
                                                                                  decrease
                                                                                  of income
                                                                                  from
                                                                                  principal      Increase/decrease
                                                                                  operations      of cost of sales
                                                                        Gross     compared to     of compared to the   Increase/
                                                                       profit     same period     same period of      decrease of
                                        Categorised by                 ratio      preceding year  preceding year  gross profit ratio
                                     (RMB million)      (RMB million)  (%) note(1)     (%)          (%)           (percentage point)
Exploration and Production                65,497          19,596        60.53        47.53            13.83               7.06
Refining                                 268,982         276,547        (5.33)       28.63            37.37              (6.00)
Chemicals                                 97,944          86,849        11.13        17.91            27.90              (6.67)
Marketing and Distribution               275,115         252,663         8.03        32.21            32.64              (0.30)
Others                                    93,681          92,198         1.56        75.93            75.27               0.38
Elimination of inter-segment sales      (319,231)       (318,556)          --           --               --                 --
Total                                    481,988         409,297        12.40        34.17            39.61              (3.71)
Of which: connected transactions note (2) 47,194          44,163         5.40        48.43            53.47              (3.67)

Pricing policy for     (1)   Government-prescribed prices and
connected transactions       government-guided prices are adopted for
                             products or items if such prices are
                             available;
                       (2)   Where there is no government-prescribed price or
                             government-guided price for products or items, the market price (inclusive of bidding price) will apply;
                       (3)   Where none of the above is applicable, the
                             price will be decided based on the reasonable cost incurred plus sales taxes and reasonable profit. Reasonable cost means the average production cost of products by the same type of enterprises within regions with proximity using the same kind of raw materials.
                             Reasonable profit means profit margin of not more than 6% of the cost incurred based on the current interest rate level set by the government.

          Note 1: Gross profit ratio = profit from principal operations/income from principal operations.

          Note 2: During the reporting period, the total amount of connected transactions of the products sold and the services provided by the Company to Sinopec Group Company was RMB
                  29.853 billion.

     5.3  Principal operations in different regions

          _____ applicable      __X__ inapplicable

     5.4  Other operating activities with major influences on net profit

          _____ applicable      __X__ inapplicable

     5.5 Operations of associated companies (applicable to circumstances when the return on investment is more than 10% of the listed company's net profit)

          _____ applicable      __X__ inapplicable

     5.6 Reasons of material changes in the principal operations and their structure

          _____ applicable      __X__ inapplicable

     5.7 Reasons of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year

          _____ applicable      __X__ inapplicable

     5.8 Reasons of changes in profit composition as compared to that in the preceding year

          __X__ applicable      _____ inapplicable

          The financial information presented in this section are derived from the Company's audited financial statements that have been prepared in accordance with IFRS.

          In the first half of 2006, the Company's turnover and other operating revenues were RMB 493.1 billion and the operating profit was RMB 34.2 billion, representing an increase of 33.8% and 1.7% over the same period of 2005 respectively. These results were largely attributable to the significant increase in international crude price and the fact that by seizing the favourable opportunities of steady growth of the domestic economy, the Company proactively developed the market, increased oil and gas production, optimised crude oil processing structure, and increased the production of chemical products and sales of refined oil products.

     5.8.1        Turnover and other operating revenues

          In the first half of 2006, the Company's turnover and other operating revenues were RMB 493.1 billion, of which turnover was RMB
          482.0 billion, representing an increase of 34.2% over the first half of 2005. These results were largely attributable to the increase in international crude oil price, and the Company's effort in expanding sales volume of our petroleum and petrochemical products and optimising our sales and marketing structure. In the first half of 2006, the Company's other operating revenue was RMB 11.1 billion, representing an increase of 21.0% over the first half of 2005. This was mainly due to the increase of raw materials sales to Sinopec Group Company and to third parties during the period.

          The following table lists the Company's external sales volume, average realised prices and the respective rate of changes between the first half of 2006 and the first half of 2005 for the Company's major products:

                                                                           Average realised price
                                        Sales Volume                          (RMB/tonne, RMB/
                                      (thousand tonnes)                    thousand cubic meters)
                               Six-month periods      Rate of         Six-month periods      Rate of
                                 ended June 30        changes           ended June 30        changes
                              2006          2005          (%)         2006         2005          (%)

Crude oil                    2,710         2,569          5.5        3,290        2,367         39.0
Natural gas
  (million cubic meters)     2,600         1,962         32.5          745          658         13.2
Gasoline                    15,986        14,609          9.4        4,968        4,151         19.7
Diesel                      35,109        32,571          7.8        4,259        3,514         21.2
Kerosene, including
  jet fuel                   2,702         3,086        (12.4)       4,301        3,414         26.0
Basic chemical
  feedstock                  4,941         3,836         28.8        5,336        4,948          7.8
Synthetic fiber
  monomers and polymer       1,704         1,412         20.7        8,602        9,026         (4.7)
Synthetic resin              3,523         2,898         21.6        9,485        9,144          3.7
Synthetic fiber                825           784          5.2       10,723       11,499         (6.7)
Synthetic rubber               382           303         26.1       13,911       12,394         12.2
Chemical fertiliser            928         1,004         (7.6)       1,699        1,463         16.1

          Most of crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production and the remaining were sold to the refineries owned by Sinopec Group Company and other customers. In the first half of 2006, turnover from crude oil and natural gas that were sold externally by the Exploration and Production Segment amounted to RMB 12.1 billion, representing an increase of 40.3% over the first half of 2005, accounting for 2.5% of the Company's total turnover and other operating revenues. The increase was mainly due to significant increases in crude oil prices as well as the increase in price and sales volume of natural gas.

          The Company's Refining Segment and Marketing and Distribution Segment sell refined oil products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined oil products) to third parties. In the first half of 2006, the external sales revenue of refined oil products by these two segments were RMB 321.8 billion, accounting for 65.3% of the Company's turnover and other operating revenues, representing an increase of 32.0% compared with that in the first half of 2005. The increase was mainly due to the increased prices of refined oil products and our proactive efforts in increasing sales volume, optimisng sales and marketing structure and expanding the markets of other refined oil products. The sales revenue of gasoline, diesel and kerosene was RMB 240.6 billion, accounting for 74.8% of the total turnover of refined oil products, representing an increase of 29.6% over the same period in 2005. The turnover of other refined oil products was RMB 81.2 billion, accounting for 25.2% of the total turnover of refined oil products, representing an increase of 39.6% compared with the first half of 2005.

          The Company's external turnover of chemical products was RMB 92.7 billion, accounting for 18.8% of its turnover and other operating revenues, representing an increase of 24.0% compared with the first half of 2005. The increase was mainly due to the fact that the Company utilitised the new production capacity resulting in higher sales volume.

     5.8.2        Operating expenses

          In the first half of 2006, the Company's operating expenses were RMB
          458.9 billion, representing an increase of 37.1% over the first half of 2005. The operating expenses mainly consisted of the following:

          Purchased crude oil, products and operating supplies and expenses

          The Company's purchase of crude oil, products and operating supplies and expenses were RMB 400.2 billion, representing an increase of 41.4% over the first half of 2005, accounting for 87.2% of the total operating expenses, of which:

          Purchased crude oil expenses was RMB 207.7 billion, representing an increase of 40.1% over the first half of 2005, accounting for 45.3% of the total operating expenses, up by 1.0 percentage point over the first half of 2005.

          To meet the increasing demands in the fast growing Chinese economy, the Company increased its throughput of crude oil purchased externally. In the first half of 2006, the throughput of the Company's crude oil purchased externally was 56.05 million tonnes (excluding amounts processed for third parties), representing an increase of 6.9% compared with the same period in 2005. Average cost for crude oil processed which were purchased externally in the first half of 2006 was RMB 3,706 per tonne (equivalent to USD 62.8 per barrel), representing an increase of 31.1% compared with the first half of 2005.

          In the first half of 2006, the Company's other purchase expenses were RMB 192.5 billion, representing an increase of 42.8% over the first half of 2005, accounting for 42.0% of the total operating expenses. The increase was mainly due to the increased costs of purchased refined oil products and chemical feedstock externally.

          Selling, general and administrative expenses

          In the first half of 2006, the Company's selling, general and administrative expenses totalled RMB 16.4 billion, representing an increase of 5.9% over the first half of 2005. This increase was mainly due to the increased operating leases charges, research and development costs, natural resources compensation fees, and costs of supporting units.

          Depreciation, depletion and amortisation

          In the first half of 2006, the Company's depreciation, depletion and amortisation were RMB 16.5 billion, representing an increase of 8.9% compared with the first half of 2005. The increase was mainly due to the additions of fixed assets.

          Exploration expenses

          In the first half of 2006, the Company's exploration expenses were RMB 3.1 billion, representing a decrease of 8.0% compared with the first half of 2005. This was mainly due to the decrease of geological and geophysical exploration expenses.

          Personnel expenses

          In the first half of 2006, the Company's personnel expenses were RMB
          9.2 billion, representing an increase of 7.7% compared with the first half of 2005. The increase was largely due to the remuneration reforms initiated by the Company in the second half of 2005.

          Employee reduction expenses

          In the first half of 2006, in accordance with the Company's voluntary employee reduction plan, the Company recorded employee reduction expenses of approximately RMB 50 million relating to the reduction of approximately 1,000 employees.

          Taxes other than income tax

          In the first half of 2006, the Company's taxes other than income tax were RMB 12.9 billion, representing an increase of 57.5% over the first half of 2005. The increase was mainly attributable to the accrual of RMB 3.7 billion as special oil income levy imposed by the Chinese government effect from 26 March 2006, and an increase of RMB 740 million in consumption tax as a result of the increase in sales volume of gasoline and diesel and the increase in the number of items subject to consumption taxes.

          Other operating expenses, net

          In the first half of 2006, the Company's other operating expenses, net were RMB 0.5 billion, representing a decrease of 43.6% compared with the first half of 2005. This was mainly due to the decrease in the impairment losses on long-lived assets.

     5.8.3        Operating profit

          In the first half of 2006, the Company's operating profit was RMB
          34.2 billion, representing an increase of 1.7% over the first half of 2005.

     5.8.4        Net finance costs

          In the first half of 2006, the Company's net finance costs were RMB
          3.1 billion, representing an increase of 22.4% compared with the first half of 2005, which was mainly due to the increase of crude oil price and expanded scale of operation, leading to an increase in short term loan as a result of more capital being employed by operating activities such as purchase of inventories.

     5.8.5        Profit before taxation

          In the first half of 2006, the Company's profit before tax was RMB
          31.7 billion, representing a decrease of 0.1% over the first half of 2005.

     5.8.6        Taxation

          In the first half of 2006, the Company's income tax was RMB 10.1 billion, representing an increase of 1.7% over the first half of 2005.

     5.8.7        Profit attributable to minority interests

          In the first half of 2006, the Company's profit attributable to minority interests were RMB 0.2 billion, representing a decrease of 92.5% compared with the first half of 2005. The decrease was mainly as a result of acquisition of minority interests of the five subsidiaries by the Company.

     5.8.8        Profit attributable to equity holders of the parent

          In the first half of 2006, the Company's profit attributable to equity shareholders of the Company was RMB 21.4 billion, representing an increase of 8.9% over the first half of 2005.

     5.9 During this reporting period, there was no significant difference in terms of cash flow, source of funds and capital structure compared with the same period last year.

     5.10 Use of the proceeds from share issue

     5.10.1       Use of the proceeds from share issue

          _____ applicable      __X__ inapplicable

     5.10.2       Change of projects

          _____ applicable      __X__ inapplicable

     5.11 Business prospects and operating plan for the second half

          __X__ applicable      _____ inapplicable

          Looking into the second half of 2006, China's economy will continue to grow rapidly and demands for petroleum and petrochemical products will increase steadily, while international crude price is expected to remain high. Domestic refineries will face considerable operations pressure, and due to the effects of high raw materials price and other factors, the price of chemical products is expected to remain high. In addition, under China's WTO accession commitment, China will fully open its domestic wholesale market for refined oil products by the end of 2006, which will result in intensified market competition.

          Confronted with the complicated market situation, the Company will adopt flexible operating strategies, deepen reforms, strengthen management, optimise resources and make structural adjustments while organising various production and operation activities in the following manner:

          In Exploration and Production Segment, the Company will continue to stick to the strategy of resources and endeavor to increase oil and gas production. The Company intends to focus on building production capacity in Tahe Oilfield in western China and Erdos blocks, while taking actions to improve management with an aim of stabilising production and comprehensive adjustment in the mature oilfields, so as to stabilise and increase reserves. The preparation for gas exploration in northeast Sichuan will be accelerated. In the second half of 2006, the Company plans to produce 20.16 million tonnes of crude oil and 3.5 billion cubic metres of natural gas.

          In Refining Segment, the Company will adhere to the strategy of diversified sources of crude oil, strive to increase the refining throughput of sour and heavy crude to reduce the procurement cost of crude oil. In addition, the Company will optimise its product mix by increasing the production of value added products such as BTX products to reduce losses and improve returns. In the second half of 2006, the Company plans to process 73.30 million tonnes of crude oil.

          In Marketing and Distribution Segment, the Company will closely monitor the market trend, make timely adjustments to operation while making appropriate resource deployment. The modern logistics system will be brought into full play by optimising resource allocation. Operational management will also be strengthened, and sales structure optimized to improve economic returns. In the second half of 2006, the Company will target its total domestic sales volume of refined oil products at 56.0 million tonnes.

          In Chemicals Segment, the Company will focus on successful start-up new facilities and maintain safe and stable operation of the existing facilities. The product mix will also be optimised, and the linkage between production and sales will be strengthened to produce more profitable products to meet robust demand so as to increase profitability. In addition, the Company will fully leverage the specialised operation of the newly established chemical sales company to improve its overall competitiveness. In the second half of 2006, the Company plans to produce 3.03 million tonnes of ethylene.

          In the second half of 2006, the Company will continue to adhere to the operation guidelines featuring "reform, adjustment, innovation and development", work hard and aggressively, endeavoring to fulfill the annual production and operation targets, and maintain its good performance.

     5.12 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

          _____ applicable      __X__ inapplicable

     5.13 Explanation of the management about the auditors' "non-standard opinion" for the reporting period

          _____ applicable      __X__ inapplicable

     5.14 Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors' "non-standard opinion" in the last financial year

          _____ applicable      __X__ inapplicable

*6   Significant events

     6.1  Acquisition, sale of assets and assets reorganisation

     6.1.1  Acquisition and purchase of assets

          During this reporting period, apart from the acquisition of the four A share subsidiaries (see item 6.5.10) and the restructuring of China Phoenix (item 6.5.8), there was no material acquisition, disposal or restructuring of assets.

     6.1.2  Disposition and sale of assets

          _____ applicable      __X__ inapplicable

     6.1.3 Progress and impact on financial positon and operating results of the relevant event after the issue of asset reorgansation report or announcement of acquition and sale of assets

          _____ applicable      __X__ inapplicable

     6.2  Material guarantee contracts and status of implementation
          External guarantees provided by the Company (not including guarantees provided to its controlled subsidiaries)


                                             Date of
                                          Occurrence        Amount                                            Whether    Whether for
                                           (Date of         RMB                                              completed   a connected
          Obligor                         Execution)      millions      Type of guarantee        Term         or not   party (note1)

          Shanghai Secco Petrochemical  9 February 2002    2,830              Joint and    9 February 2002       No          Yes
            Co., Ltd.                                                several liability  - 20 December 2021
          Shanghai Secco Petrochemical  9 February 2002    4,062              Joint and    9 February 2002       No          Yes
            Co., Ltd.                                                several liability  - 20 December 2013
          BASF-YPC Co., Ltd.            7 March    2003    4,680              Joint and    7 March 2003          No          Yes
                                                                     several liability  - 31 December 2008
          Yueyang Sinopec Shell Coal   10 December 2003      377              Joint and   10 December 2003       No          Yes
            Gasification Co., Ltd.                                   several liability  - 10 December 2017
          Fujian Zhangzhao Expressway  21 January  2003       10              Joint and   21 January 2003        No          Yes
            Service Company Limited                                  several liability  - 31 October 2007


          Total amount of guarantee provided during the reporting period note(2)                                      RMB 20 million
          Total amount of guarantee outstanding at the end of the reporting period note (2)                       RMB 12,015 million
          Guarantees provided by Sinopec Corp. for its controlled subsidiaries
          Total amount of guarantee provided for its controlled subsidiaries during the reporting period                        None
          Total amount of guarantee for its controlled subsidiaries outstanding at the end of the reporting period RMB 2,561 million
          Total amount of guarantee provided by Sinopec Corp. (including those provided for its controlled subsidiaries)
          Total guarantee amount note (3)                                                                         RMB 14,576 million
          Total amount of guarantee as a percentage of the Sinopec Corp. net assets                                             6.3%
          Of which:
            Amount of guarantee provided for shareholders, effective controlling parties or their connected parties             None
            Amount of debt guarantee provided directly or indirectly for the companies with liabilities to assets ratio of over 70% RMB 179 million
            The amount of guarantee in excess of 50% of the net assets                                                          None
          Sum of the above three guaranteed items note (4)                                                           RMB 179 million


          Note 1: As defined in the Listing Rules of the Shanghai Stock Exchange.

          Note 2: Total amount of guarantee provided during the reporting period and total amount of guarantee outstanding at the end of the reporting period include the external guarantees provided by controlled subsidiaries. The amount assumed by Sinopec Corp. is the aggregate of total amount of the external guarantees provided by each controlled subsidiary multiplied by Sinopec Corp. respective shareholdings in the controlled subsidiary.

          Note 3: Total guarantee amount is the sum of the amount of guarantee outstanding at the end of the reporting period
                  (excluding the guarantees provided for controlled subsidiaries) and the total amount of guarantees for controlled subsidiaries outstanding at the end of the reporting period.

          Note 4: "Sum of the above three guaranteed amounts" is the aggregate of "amount of guarantee provided for shareholders, effective controlling parties or their connected parties", "amount of debt guarantee provided directly or indirectly for the companies with liabilities to asset ratio of over 70%" and "the amount of guarantee in excess of 50% of the net asset". Any guarantee qualifying under all three of the above shall be counted once only.


     6.3  Fund provided between connected parties

          __X__ applicable      _____ inapplicable

                                                                                             Unit: RMB millions


                                   Relation with
          Connected Parties        the Company            Fund to connected parties  Fund from connected parties
                                                          Net fund                     Net fund
                                                          provided        Balance      provided        Balance

          Sinopec Group Company    Controlling shareholder     420          2,908         5,243         10,661
                                   and its controlled entity
          Other Connected Parties  Associates                  (11)           506             --              --
                                                           ----------     ---------     ---------      ---------


          Total                                                409          3,414         5,243         10,661
                                                           ==========     =========     =========      =========


          Of which: RMB 420 million fund (net) was provided by the Company to China Petrochemical Corporation ("Sinopec Group Company") during the reporting period, and the balance at the end of the reporting period is RMB 2.91 billion.

     6.4  Material litigation and arbitration

          _____ applicable      __X__ inapplicable

     6.5 Explanations of other significant events, their impact and proposed solutions

          __X__ applicable      _____ inapplicable

     6.5.1 The discovery of large-scale marine facies gas field -- Puguang Gas Field

          The Company discovered the largest and most abundant marine facies natural gas field - Puguang Gas Field -- in northeast Sichuan Province. According to the appraisal undertaken by the Mineral Resource Reserve Evaluation Center under the Ministry of Land and Resources, reserve in Puguang Gas Field is estimated to be 251.071 billion cubic metres, with technically recoverable reserve of
          188.304 billion cubic metres. Puguang Gas Field meets the conditions for commercial development.

     6.5.2 The transfer of state owned shares to Sinopec Group Company from China Orient Asset Management Corporation, China Cinda Asset Management Corporation and China Development Bank

          During the reporting period, China Orient Asset Management Corporation ("China Orient"), China Cinda Asset Management Corporation ("Cinda") and China Development Bank ("CDB"), all of which are shareholders of Sinopec Corp., entered into equity transfer agreements with Sinopec Group Company on 29 April 2006, 6 June 2006 and 17 August 2006 respectively, pursuant to which China Orient, Cinda and CDB respectively transferred 1,296.41 million (approximately 1.5% of the total shares of Sinopec Corp.), 2,848,886,224 (approximately 3.3% of the total shares of Sinopec Corp.) and 632.57 million (approximately 0.7% of the total shares of Sinopec Corp.) state-owned shares to Sinopec Group Company. The respective total cash considerations of RMB 3,150,276,300.00, RMB 7,207,682,100.00, and RMB 1,537,145,100.00 will be paid to China
          Orient, Cinda and CDB by Sinopec Group Company. The equity transfer agreement with China Orient has been approved by the State-owned Assets Supervision and Administration Commission ("SASAC") and the Ministry of Finance. The equity transfer agreement with Cinda has been approved by SASAC but is pending approval by the Ministry of Finance while the equity transfer agreement with CDB is pending approval by SASAC and the Ministry of Finance.

     6.5.3        Increase of equity investment in Sinopec Finance Company
                  Limited

          On 31 March 2006, Sinopec Corp. and Sinopec Group Company entered into an arrangement ("Arrangement") with Sinopec Finance Co., Ltd. ("Sinopec Finance"), under which, the registered capital of Sinopec Finance increased to RMB 6 billion from RMB 2.5 billion. Sinopec Corp. and Sinopec Group Company injected RMB 1,602.3 million and RMB897.7 million respectively into Sinopec Finance. Upon completion of the Arrangement, the equity holding of Sinopec Corp. in Sinopec Finance increased to 49% from 38.22%, while the equity holding of Sinopec Group Company in Sinopec Finance will decrease to 51% from 61.78%. Please refer to the relevant announcements published in the China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 3 April 2006 for details.

     6.5.4        Continuing connected transactions

          When listed in 2000, Sinopec Corp. and Sinopec Group Company executed a series of agreements regarding continuing connected transactions, including the Mutual Supply Agreement, the Community Service Agreement, the Land Use Right Leasing Agreement, Property Leasing Agreement, the Intellectual Property License Agreement, the Agency Agreement and the SPI Fund Document. On 24 December 2003, the Stock Exchange of Hong Kong Limited granted a conditional waiver of three years (from 2004 to 2006) to Sinopec Corp. from strict compliance with relevant requirements of the Hong Kong Listing Rules in relation to the continuing connected transactions. The waiver will expire on 31 December 2006.

          It is expected that Sinopec Corp. will continue to conduct the relevant continuing connected transactions after the expiry of the waiver period. Sinopec Corp. has entered into supplemental agreements in relation to the connected transactions with Sinopec Group Company on 31 March 2006. The relevant supplemental agreements will apply to the continuing connected transactions of the Company to be conducted after 1 January 2007.

          The proposal regarding continuing connected transactions for the three-year period from 2007 to 2009 was approved at the 2005 Annual General Meeting held on 24 May 2006. For further details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 3 April 2006.

     6.5.5        Domestic share reform on non-tradable shares

          Sinopec Corp. initiated domestic A share reform of non-tradable shares on 21 August, 2006. All the shareholders holding non-tradable shares intend to grant 2.8 shares for every ten tradable shares held by the shareholders as consideration. All shareholders holding non-tradable shares of Sinopec Corp. have made commitments of not trading their shares which have acquired the trading rights within the legal lock up period.

          The above domestic A share reform is to be submitted to A share shareholders' general meeting for approval. Please refer to the announcement on A Share Reform of Sinopec Corp. published on 28 August, 2006.

     6.5.6        Special oil income levy

          The Chinese government imposed a special oil income levy on the revenue derived from the sales of domestically produced crude oil by any company engaged in oil exploration and production at a price which exceeds a certain level starting from 26 March 2006. The special oil income levy system consists of 5 levels and will be calculated and charged according to the progressive ad valorem rates on the excess amounts. The levy will be calculated on a monthly basis and charged and collected on a quarterly basis. The applicable level of the special oil income levy will be determined based on the weighted average price of the crude oil sold in a particular month. The level of levy will be determined based on US dollar per barrel which starts at US$ 40 per barrel. Please refer to the relevant announcements published in the China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 4 April 2006 for details.

     6.5.7        Issuance of short-term commerical paper

          On 19 September 2005, Sinopec Corp. convened the first extraordinary general meeting of shareholders for 2005, at which a special resolution was passed for issuance of short-term commercial paper. For details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News, and Securities Times in Mainland China, and Hong Kong Economic Times and South China Morning Post in Hong Kong on 20 September 2005. 2006 first tranche of commercial paper with a term of 183 days, carrying a rate of 2.668% was issued on 16 May 2006 to institutional investors in China's inter-bank commercial paper market, totaling RMB 10 billion at face value.

     6.5.8 The transfer of state-owned legal person shares of China Phoenix held by Sinopec Corp.

          On 18 October 2005, Sinopec Corp. and China Changjiang National Shipping (Group) Corporation ("Changhang Group") entered into a equity transfer agreement, under which, Sinopec Corp. agreed to transfer to Changhang Group a total of 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix) and repurchase the operating assets of China Phoenix. For further details, please refer to the "Report on Changes of Shareholdings in Sinopec Wuhan Phoenix Company Limited" dated 20 October 2005 published by Sinopec Corp. on the website of the Shanghai Stock Exchange. The proposed asset restructuring of China Phoenix was approved by the China Securities Regulatory Commission ("CSRC") on 29 April 2006. The relevant equity transfer procedures were completed by Sinopec Corp. and Changhang Group on 10 July 2006.

     6.5.9        Merger by absorption of Zhenhai Refinery and Chemicals

          Pursuant to the agreement entered into between Ningbo Yonglian Co., Ltd. ("Ningbo Yonglian") and Sinopec Zhenhai Refining and Chemicals Company Limited ("ZRCC") on 12 November 2005, Ningbo Yonglian purchased the listed H shares of ZRCC from its shareholders at a unit price of HK$ 10.60 per share in cash, amounting to a total consideration of HK$ 7.672 billion. For further details, please refer to Sinopec Corp.'s announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China and Hong Kong Economic Times and South China Morning Post in Hong Kong on 14 November 2005. The proposed merger had been approved on 12 January 2006 at the general meeting of shareholders and the general meeting of independent shareholders of ZRCC and approved by the shareholders of Ningbo Yonglian, as well as by domestic and overseas securities regulatory authorities. ZRCC was delisted on 24 March 2006.

     6.5.10       Tender offer by Sinopec Corp. to four A-share subsidiaries

          On 25 February 2006, the 24th meeting of the Second Session of the Board of Directors of Sinopec Corp. approved its voluntary tender offers to acquire all the tradable shares of Sinopec Qilu Petrochemical Co., Ltd. ("Sinopec Oilu") at a price of RMB 10.18 per share, all the tradable shares of Sinopec Yangzi Petrochemical Co., Ltd. ("Sinopec Yangzi") at a price of RMB 13.95 per share, all the tradable shares of Sinopec Zhongyuan Oil & Gas Hi-tech Co., Ltd. ("Sinopec Zhongyuan Oil & Gas") at a price of RMB 12.12 per share, and all the tradable shares of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. at a price of RMB 10.30 per share and all the non-tradable shares (including non-tradable shares held by investors other than Sinopec Corp.) of Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. at a price of RMB 5.60 per share. Sinopec Qilu was delisted on 24 April 2006, and Sinopec Yangzi, Zhongyuan Oil & Gas and Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd. were delisted on 21 April 2006. For further details, please refer to relevant announcements published in China Securities Journal, Shanghai Securities News and Securities Times in Mainland China on 16 February and 6 March 2006 (Sinopec Shengli Oil Field Dynamic (Group) Co., Ltd.'s announcement was only published in China Securities Journal and Securities Times).

     6.5.11 Construction of Tianjin one million tonnes per annum ethylene project

          Construction of Sinopec Tianjin one million tonnes per annum ("tpa") ethylene and associated facilities project started on 26 June 2006. This project comprises three parts, which are respectively ethylene project, revamping of refinery and thermal power generation facilities, at a total investment of about RMB 20.8 billion.

     6.5.12       ZRCC one million tpa ethylene project

          ZRCC one million tpa ethylene and associated facilities project was approved by the State Council in March 2006. The total investment is approximately RMB 21.9 billion. The Project consists of the ethylene project and the expansion of thermal power generation facilities. Initial preparatory work has commenced.

     6.5.13       De-registration of Sinopec Shengli Oil Field Company Limited

          Sinopec Corp. de-registered Sinopec Shengli Oilfield Co., Ltd. and on 16 January 2006 established Shengli Oilfield Company. Prior to the de-registration, Sinopec Shengli Oilfield Co., Ltd. was a wholly owned subsidiary of Sinopec. Corp.

     6.6  Dividend distribution for the year ended 31 December 2005

          As approved at the 2005 Annual General Meeting of Sinopec Corp, a final cash dividend of RMB 0.09 (inclusive of tax) per share for the year ended 31 December 2005 was distributed, which amounted to an aggregate of RMB 7.803 billion. On 30 June 2006, Sinopec Corp. distributed the 2005 year end dividend to shareholders whose names appeared on the register of members of Sinopec Corp. on 16 June 2006.

          For the year 2005, total cash dividend of RMB 0.13 (inclusive of tax) per share was distributed, and the total cash dividend amounted to RMB 11.271 billion.

     6.7 Interim dividend distribution plan for the six-month period ended 30 June 2006

          According to the provisions of the Articles of Association of Sinopec Corp., the interim dividend distribution plan for the six-month period ended 30 June 2006 was approved at the third meeting of the Third Session of the Board of Directors. An interim cash dividend of RMB 0.04 (inclusive of tax) per share will be distributed based on the total number of shares of 86,702.439 million as at 30 June 2006. The total cash dividend amounts to RMB
          3.468 billion.

          The interim dividend will be distributed on or before Thursday, 28 September 2006 to the shareholders whose names appear on the register of members of Sinopec Corp. on Wednesday, 13 September 2006.

          To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17/F., Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer, no later than 4:00pm on Tuesday, 12 September 2006. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 13 September 2006 to Tuesday, 19 September 2006 (both dates inclusive).

          Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the average of the basic exchange rate of Hong Kong dollar to Renminbi published by the People's Bank of China during the week prior to the date of declaration of dividends, being Friday, 25 August 2006.

*7   Financial Statements

     The followings are the financial statements of China Petroleum & Chemical Corporation ("the Company") and its subsidiaries ("the Group"), which are extracted from the audited interim financial statements prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS") with 2005 comparatives.

     7.1  Auditors' opinion

          Financial statements   _____ Unaudited     __X__ Audited

          Auditors' opinion   __X__ Standard unqualified opinion
                              _____ Not Standard opinion

     7.2  The Group's and the Company's financial statements with comparatives

     7.2.1        Financial statements prepared in accordance with the PRC Accounting Rules and Regulations

          (1)  Balance sheets


                                                             At 30 June 2006           At 31 December 2005
                                                         The Group    The Company     The Group    The Company
                                                      RMB millions   RMB millions  RMB millions   RMB millions
               Assets
               Current assets
                 Cash at bank and in hand                   10,777          3,993        14,747          5,124
                 Bills receivable                            7,825          1,948         7,143          1,334
                 Trade accounts receivable                  17,449         11,198        14,532          8,826
                 Other receivables                          12,491         15,882        11,487          9,604
                 Advance payments                            7,313          7,268         5,051          4,118
                 Inventories                               105,496         56,488        88,936         49,862
                                                          ---------      ---------      ---------     ----------


                 Total current assets                      161,351         96,777       141,896         78,868
                                                          ---------      ---------      ---------     ----------


               Long-term equity investments
                (Including the Group's and
                 the Company's equity
                 investment differences of
                 RMB13,549 million and
                 RMB13,549 million (2005:
                 RMB2,003 million
                 and 2,017 million))                        27,392        109,926        14,146        133,203
                                                          ---------      ---------      ---------     ----------


               Fixed assets
                 Fixed assets, at cost                     589,872        431,592       572,465        294,206
                 Less: Accumulated depreciation            282,226        206,560       265,611        123,747
                                                          ---------      ---------      ---------     ----------


                 Net book value of fixed assets
                   before impairment losses                307,646        225,032       306,854        170,459
                 Less: Provision for impairment
                         losses on fixed assets              6,267          4,195         6,234          4,191
                                                          ---------      ---------      ---------     ----------


                 Net book value of fixed assets            301,379        220,837       300,620        166,268
                 Construction materials                        419            419           555            555
                 Construction in progress                   62,628         52,586        48,073         38,937
                                                          ---------      ---------      ---------     ----------


                 Total fixed assets                        364,426        273,842       349,248        205,760
                                                          ---------      ---------      ---------     ----------


               Intangible assets and other assets
                 Intangible assets                           5,835          4,307         5,924          4,238
                 Long-term deferred expenses                 4,088          2,879         3,657          2,656
                                                          ---------      ---------      ---------     ----------


                 Total intangible assets and
                   other assets                              9,923          7,186         9,581          6,894
                                                          ---------      ---------      ---------     ----------


               Deferred tax assets                           5,796          5,408         5,701          3,203
                                                          ---------      ---------      ---------     ----------
                                                          ---------      ---------      ---------     ----------


               Total assets                                568,888        493,139       520,572        427,928
                                                          =========      =========      =========     ==========


               Liabilities and shareholders'
                 funds
               Current liabilities
                 Short-term loans                           46,785         35,699        16,124          6,940
                 Bills payable                              27,198         20,389        23,243         19,077
                 Trade accounts payable                     50,636         34,565        52,967         28,833
                 Receipts in advance                        14,624         11,430        14,086         12,491
                 Wages payable                               3,369          2,710         3,436          2,525
                 Staff welfare payable                       1,074            686         1,052            514
                 Taxes payable                               4,105          2,062         5,262          2,075
                 Other payables                              6,105          5,823         1,830            527
                 Other creditors                            30,656         30,800        24,161         22,914
                 Accrued expenses                            1,483            994           512            173
                 Short-term debentures payable              10,891          9,900         9,921          9,921
                 Current portion of long-term
                   loans                                    14,818         12,958        15,198         12,144
                                                          ---------      ---------      ---------     ----------


                 Total current liabilities                 211,744        168,016       167,792        118,134
                                                          ---------      ---------      ---------     ----------


               Long-term liabilities
                 Long-term loans                           104,232         91,167       103,492         89,113
                 Debentures payable                          3,500          3,500         3,500          3,500
                 Other long-term liabilities                   784            727           782            315
                                                          ---------      ---------      ---------     ----------


                 Total long-term liabilities               108,516         95,394       107,774         92,928
                                                          ---------      ---------      ---------     ----------
                                                          ---------      ---------      ---------     ----------


               Total liabilities                           320,260        263,410       275,566        211,062
                                                          ---------      ---------      ---------     ----------

               Minority interests                           20,118              --        29,383              --
                                                          ---------      ---------      ---------     ----------


               Shareholders' funds
                 Share capital                              86,702         86,702        86,702         86,702
                 Capital reserve                            37,121         37,797        37,121         37,797
                 Surplus reserves                           36,096         36,096        34,028         34,028
                 Unrecognised investment losses               (583)            --          (594)            --
                 Retained profits
                   (Including cash dividend
                   declared after the balance
                   sheet date of RMB 3,468 million
                   (2005: Proposed cash dividend
                   of RMB 7,803 million))                   69,174         69,134        58,366         58,339
                                                          ---------      ---------      ---------     ----------


               Total shareholders' funds                   228,510        229,729       215,623        216,866
                                                          ---------      ---------      ---------     ----------
                                                          ---------      ---------      ---------     ----------


               Total liabilities and
                 shareholders' funds                       568,888        493,139       520,572        427,928
                                                           =========      =========     =========      =========


          (2)  Income statements and profit appropriation statements

                                                            Six-month periods           Six-month periods
                                                           ended 30 June 2006          ended 30 June 2005
                                                         The Group    The Company     The Group    The Company
                                                      RMB millions   RMB millions  RMB millions   RMB millions

               Income from principal operations            481,988        331,021       359,248        241,340
               Less:  Cost of sales                        409,298        274,683       293,181        212,726
                    Sales taxes and surcharges              12,918         10,626         8,204          5,386
                                                          ---------      ---------      ---------     ----------


               Profit from principal operations             59,772         45,712        57,863         23,228
               Add: Profit from other operations               490            167           447            175
               Less:  Selling expenses10,711         6,557         10,359         6,609
                    Administrative expenses                 11,771          9,530        10,600          6,141
                    Financial expenses                       3,522          2,542         2,852          1,852
                    Exploration expenses,
                      including dry holes                    3,085          3,063         3,355          2,678
                                                          ---------      ---------      ---------     ----------


               Operating profit                             31,173         24,187        31,144          6,123
               Add: Investment income/(loss)                   184          6,845          (742)        20,934
                    Non-operating income                       132             54           133             99
               Less:  Non-operating expenses                   674            468         1,109            432
                                                          ---------      ---------      ---------     ----------


               Profit before taxation                       30,815         30,618        29,426         26,724
               Less:  Income tax                             9,964          9,952         9,168          8,694
                    Minority interests                         161             --         2,101            --
               Add: Reversal of unrecognised
                      investment losses                        (11)            --          (113)           --
                                                          ---------      ---------      ---------     ----------


               Net profit                                   20,679         20,666        18,044         18,030
               Add: Retained profits at the
                      beginning of the period               58,366         58,339        37,124         37,124
                                                          ---------      ---------      ---------     ----------


               Distributable profits                        79,045         79,005        55,168         55,154
               Less:  Transfer to statutory
                        surplus reserve                      2,068          2,068         1,804          1,804
                      Transfer to statutory public
                        welfare fund                            --             --         1,804          1,804
                                                          ---------      ---------      ---------     ----------


               Distributable profits to
                 shareholders                               76,977         76,937        51,560         51,546
               Less:  Distribution of ordinary
                        shares' dividend                     7,803          7,803         6,936          6,936
                                                          ---------      ---------      ---------     ----------


               Retained profits at the end
                 of the period (Including cash
                 dividend declared after
                 the balance sheet date of
                 RMB 3,468 million
                 (2005: RMB 3,468 million))                 69,174         69,134        44,624         44,610
                                                           =========      =========     =========      =========


     7.2.2        Financial statements prepared in accordance with IFRS

          (1)  Consolidated income statement

                                                                            Six-month periods ended 30 June
                                                                                    2006                  2005
                                                                            RMB millions          RMB millions

               Turnover and other operating revenues
                 Turnover                                                        481,988               359,248
                 Other operating revenues                                         11,140                 9,206
                                                                              ------------       ---------------


                                                                                 493,128               368,454
                                                                              ------------       ---------------

               Operating expenses
                 Purchased crude oil, products and
                   operating supplies and expenses                              (400,215)             (283,036)
                 Selling, general and administrative expenses                    (16,429)              (15,510)
                 Depreciation, depletion and amortisation                        (16,504)              (15,155)
                 Exploration expenses, including dry holes                        (3,085)               (3,355)
                 Personnel expenses                                               (9,197)               (8,536)
                 Employee reduction expenses                                         (48)                 (100)
                 Taxes other than income tax                                     (12,918)               (8,204)
                 Other operating expenses, net                                      (494)                 (876)
                                                                              ------------       ---------------


               Total operating expenses                                         (458,890)             (334,772)

                                                                              ------------       ---------------
                                                                              ------------       ---------------


               Operating profit                                                   34,238                33,682
                                                                              ------------       ---------------


               Finance costs
                 Interest expense                                                 (3,542)               (2,845)
                 Interest income                                                     250                   168
                 Foreign exchange losses                                             (52)                  (40)
                 Foreign exchange gains                                              202                   151
                                                                              ------------       ---------------


               Net finance costs                                                  (3,142)               (2,566)
                                                                              ------------       ---------------

               Investment income                                                     131                    62
                                                                              ------------       ---------------

               Share of profits less losses from associates                          447                   536
                                                                              ------------       ---------------
                                                                              ------------       ---------------


               Profit before taxation                                             31,674                31,714
               Taxation                                                          (10,110)               (9,945)
                                                                              ------------       ---------------


               Profit for the period                                              21,564                21,769
                                                                              ============       ===============


               Attributable to:
                 Equity shareholders of the Company                               21,406                19,653
                 Minority interests                                                  158                 2,116
                                                                              ------------       ---------------


               Profit for the period                                              21,564                21,769
                                                                              ============       ===============


               Dividend payable to equity shareholders
                 of the Company attributable to the period:
                 Interim dividend declared after the balance sheet date            3,468                 3,468
                                                                              ============       ===============


               Basic earnings per share (RMB)                                       0.25                  0.23
                                                                              ============       ===============


          (2)  Consolidated balance sheet
                                                                              At 30 June        At 31 December
                                                                                    2006                  2005
                                                                            RMB millions          RMB millions

               Non-current assets
                 Property, plant and equipment                                   315,737               314,573
                 Construction in progress                                         62,879                48,267
                 Goodwill                                                         13,934                 2,203
                 Investments                                                       3,150                 2,926
                 Interest in associates                                           10,693                 9,217
                 Deferred tax assets                                               6,167                 6,072
                 Lease prepayments                                                 1,935                 1,908
                 Long-term prepayments and other assets                            7,250                 6,864
                                                                              ------------       ---------------


               Total non-current assets                                          421,745               392,030
                                                                              ------------       ---------------

               Current assets
                 Cash and cash equivalents                                         9,939                13,745
                 Time deposits with financial institutions                           838                 1,002
                 Trade accounts receivable                                        17,449                14,532
                 Bills receivable                                                  7,825                 7,143
                 Inventories                                                     105,894                89,474
                 Prepaid expenses and other current assets                        23,225                19,395
                                                                              ------------       ---------------


               Total current assets                                              165,170               145,291
                                                                              ------------       ---------------

               Current liabilities
                 Short-term debts                                                 65,199                40,411
                 Loans from Sinopec Group Company and
                   fellow subsidiaries                                             7,295                   832
                 Trade accounts payable                                           50,636                52,967
                 Bills payable                                                    27,198                23,243
                 Accrued expenses and other payables                              60,903                48,167
                 Income tax payable                                                3,934                 5,029
                                                                              ------------       ---------------


               Total current liabilities                                         215,165               170,649
                                                                              ------------       ---------------
                                                                              ------------       ---------------


               Net current liabilities                                           (49,995)              (25,358)
                                                                              ------------       ---------------
                                                                              ------------       ---------------


               Total assets less current liabilities                             371,750               366,672
                                                                              ------------       ---------------

               Non-current liabilities
                 Long-term debts                                                  68,279                67,059
                 Loans from Sinopec Group Company and
                   fellow subsidiaries                                            39,453                39,933
                 Deferred tax liabilities                                          6,048                 5,902
                 Other liabilities                                                   784                   782
                                                                              ------------       ---------------


               Total non-current liabilities                                     114,564               113,676
                                                                              ------------       ---------------
                                                                              ------------       ---------------


                                                                                 257,186               252,996
                                                                              ============       ===============

               Equity
                 Share capital                                                    86,702                86,702
                 Reserves                                                        150,457               136,854
                                                                              ------------       ---------------


               Total equity attributable to equity shareholders
                 of the Company                                                  237,159               223,556
               Minority interests                                                 20,027                29,440
                                                                              ------------       ---------------


               Total equity                                                      257,186               252,996
                                                                              ============       ===============


     7.3  Notes on the financial statements prepared under IFRS

     7.3.1             Turnover

          Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

     7.3.2             Taxation

          Taxation in the consolidated income statement represents:

                                                                                    Six-month periods
                                                                                      ended 30 June
                                                                                    2006                  2005
                                                                            RMB millions          RMB millions

          Current tax
            - Provision for the period                                             9,819                 9,608
            - Under-provision in prior years                                         240                   477
          Deferred taxation                                                           51                  (140)
                                                                              ------------       ---------------


                                                                                  10,110                 9,945
                                                                              ============       ===============


          A reconciliation between actual tax expense and accounting profit at applicable tax rates is as follows:

                                                                                    Six-month periods
                                                                                      ended 30 June
                                                                                    2006                  2005
                                                                            RMB millions          RMB millions

          Profit before taxation                                                  31,674                31,714
                                                                              ------------       ---------------


          Expected PRC income tax expense
            at a statutory tax rate of 33%                                        10,453                10,466
          Tax effect of non-deductible expenses                                      379                   234
          Tax effect of non-taxable income                                          (400)                 (222)
          Tax effect of differential tax rate
            on subsidiaries' income (Note)                                        (1,161)                 (870)
          Tax effect of tax losses not recognised for deferred tax                   600                    15
          Under-provision in prior years                                             240                   477
          Tax credit for domestic equipment purchases                                 (1)                 (155)
                                                                              ------------       ---------------


          Actual tax expense                                                      10,110                 9,945
                                                                              ============       ===============


          Substantially all income before income tax and related tax expense is from PRC sources.

          Note: The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group, which are taxed at a preferential rate of 15%.

     7.3.3     Basic earnings per share

          The calculation of basic earnings per share for the six-month period ended 30 June 2006 is based on the profit attributable to equity shareholders of the Company of RMB 21,406 million (2005: RMB 19,653 million) and the weighted average number of shares of 86,702,439,000 (2005: 86,702,439,000) during the period.

          The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the periods presented.

     7.3.4             Dividends

          Dividends payable to equity shareholders of the Company attributable to the period represent:

                                                                                    Six-month periods
                                                                                      ended 30 June
                                                                                    2006                  2005
                                                                            RMB millions          RMB millions
          Interim dividends declared after the balance sheet date
            of RMB 0.04 per share (2005: RMB 0.04 per share)                       3,468                 3,468
                                                                              ============       ===============


          Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 25 August 2006, the directors authorised to declare the interim dividends for the year ending 31 December 2006 of RMB 0.04 (2005: RMB 0.04) per share totalling RMB 3,468 million (2005: RMB 3,468 million). Interim dividend of RMB 3,468 million (2005: RMB 3,468 million) proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

          Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the period represent:

                                                                                    Six-month periods
                                                                                      ended 30 June
                                                                                    2006                  2005
                                                                            RMB millions          RMB millions

          Final dividends in respect of the previous financial year, approved and paid during the period
            of RMB 0.09 per share (2005: RMB 0.08 per share)                       7,803                 6,936
                                                                              ============       ===============


          Pursuant to the shareholders' approval at the Annual General Meeting on 24 May 2006, a final dividend of RMB 0.09 per share totalling RMB 7,803 million in respect of the year ended 31 December 2005 was declared and paid on 30 June 2006.

          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

*8   Repurchase, Sales and Redemption of shares

     During this reporting period, the Company did not repurchase, sell or redeem any securities of Sinopec Corp.

*9   Application of the Model Code

     In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by Hong Kong Stock Exchange.

*10 A detailed results announcement containing all the information required by paragraphs 46(1) to (9) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.

     This announcement is published in both English and Chinese languages. The chinese version shall prevail.

                                                           By Order of the Board
                                                                Chen Tonghai
                                                                  Chairman
Beijing, the PRC, 25 August 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Liu Zhongli, Shi Wanpeng and Li Deshui.


-------------------------------------------------------------------------------

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        China Petroleum & Chemical Corporation


                                                               By: /s/ Chen Ge
                                                                   -----------

                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors


Date: August 28, 2006